UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number)

Madhu S. Vuppuluri
Essar Steel Holdings Limited
c/o Essar Americas
145 East 48th Street
36th Floor
New York, NY 10017
(212) 758-5860

Copy to:

Stephen M. Besen, Esq.
Shearman & Sterling LLP
559 Lexington Ave
New York, NY 10022
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 30, 2008

(Date of Event Which Requires Filing of this Statement)

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No. 296475106	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Essar Steel Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 12 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”) of Esmark Incorporated, a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 1134 Market Street, Wheeling, WV 26003.

Item 2.	Identity and Background.

The person listed in number 1 below is the person filing this Statement.

1.	Essar Steel Holdings Limited

(a)                 Essar Steel Holdings Limited (“Parent”) is a company formed under the laws of the Republic of Mauritius and is 100% owned by Essar Global Limited, a Cayman Islands Company.  Essar Global Limited is majority owned by the Ruia family.

(b)                 The address of the principal office of Parent is 10, Frere Felix, de Valois Street, Port Louis, Republic of Mauritius.

(c)                 Parent’s principal business is the development, manufacture and marketing of flat carbon steel, from iron ore to ready-to-market products.

(d)                 During the past five years, Parent has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 During the past five years, to the Knowledge of Parent, Parent has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Parent is a “Reporting Person” and is referred to in this Statement as the “Reporting Person.”

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of the Reporting Person, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Person, as the case may be, for which such information is set forth.

During the last five years, to the best of the Reporting Person’s knowledge, none of the persons named on Schedule A to this Statement, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 3 of 12 Pages

Item 3.	Source and Amount of Funds or Other Considerations.

The total amount of funds required by Parent to purchase the Shares (as described below) is $37,500,000.00.  The Shares are issuable upon conversion of up to $37,500,000 principal amount of the loans outstanding under the Amended WPSC Facility and the ESSG Facility (as defined and described below).  Parent funded such loans from internal working capital and cash on hand.

Item 4.	Purpose of Transaction.

On April 30, 2008, Parent entered into a Memorandum of Agreement (the “MOA”) with the Company pursuant to which, immediately upon the earlier of the expiration of the time period (which the Company estimates to be approximately 52 days) provided in Article Eleven, Section D of the collective bargaining agreement between Wheeling-Pittsburgh Corporation, Wheeling-Pittsburgh Steel Corporation and the United Steelworkers of America, AFL-CIO-CLC (the “USW”), dated August 1, 2003 (the “CBA”) or receipt by the Company of written waiver thereof from the USW (such period being the “Solicitation Period”), the Company and Parent agreed to enter into an Agreement and Plan of Merger (the “Merger Agreement”) in the form attached to the MOA.  The Merger Agreement provides for a tender offer and merger pursuant to which, among other things, Essar Steel North American Acquisition Inc. (“Purchaser”), an indirect wholly-owned subsidiary of Parent, would acquire all of the outstanding Shares for $17.00 per share (the “Offer”).  Parent entered into the MOA and intends to enter into the Merger Agreement in order to acquire control of, and ultimately the entire equity interest in, the Company.

The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of the Shares pursuant to the Offer and satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”).  As a result of the Merger, the Company will be the successor or the surviving corporation in the merger (the “Surviving Corporation”) and will become an indirect wholly-owned subsidiary of Parent.  At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Parent, the Purchaser or any other successor or wholly-owned subsidiary of Parent and other than Shares held by stockholders who have demanded and perfected appraisal rights under Delaware Law) will be converted into the right to receive $17.00 in cash, or any higher price that may be paid per Share in the Offer, without interest (the “Merger Consideration”).

The Merger Agreement provides that, promptly upon the acceptance for payment and payment for the amount of any Shares by the Purchaser pursuant to the Offer, Parent will be entitled to elect such number of directors, rounded up to the next whole number, on the board of directors of the Company (the “Board”) as is the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this section) multiplied by the percentage that

Page 4 of 12 Pages

the aggregate number of Shares beneficially owned by the Purchaser, Parent or any of their affiliates bears to the total number of Shares then outstanding (on a fully diluted basis) provided that those individuals designated or elected by the USW to serve on the Board pursuant to the terms of the CBA will count as directors designated by Parent for purposes of the foregoing calculation.  Subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, the Company has agreed, upon Parent’s request, to use reasonable best efforts to either promptly increase the size of the Board, or promptly secure the resignations of such member of its incumbent directors, or both, as necessary to enable Parent’s designees to be so elected or designated to the Board, and will take all actions necessary to cause Parent’s designees to be so elected or designated at such time.  At such time, the Company will, upon Parent’s request, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board.

The Merger Agreement provides that the Company will grant to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the Shares owned by Parent and Purchaser immediately following consummation of the Offer, shall constitute one share more than 90% of the Shares outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to $17.00.  The Top-Up Option is exercisable only after the purchase of and payment for Shares pursuant to the Offer as a result of which Parent and Purchaser own beneficially at least 85% of the Shares.

Concurrently with entering into the MOA, Parent entered into a binding commitment letter with the Company (the “Commitment”) to provide certain term loans to subsidiaries of the Company in the aggregate amount of $110 million.  Pursuant to the Commitment, Parent entered into (i) a Term Loan Agreement, dated as of May 2, 2008, with the Company, Esmark Steel Service Group, Inc. and the other Loan Parties party thereto (the “ESSG Facility”), and (ii) the Amended and Restated Term Loan Agreement, dated as of May 5, 2008, with Wheeling-Pittsburgh Corporation, Wheeling-Pittsburgh Steel Corporation (the “Amended WPSC Facility”).  Under the ESSG Facility and the Amended WPSC Facility, Parent has a right exercisable in connection with a Change of Control (as defined below) of the Company, or earlier with the consent of the Company, to convert up to an aggregate of $37.5 million principal amount of outstanding indebtedness into 3,000,000 Shares at a price of $12.50 per Share.

“Change of Control” is defined as the occurrence of any of the following: (a) the Company shall cease to own 100% of the voting interests in Wheeling-Pittsburgh Company (“WPC”) or Esmark Steel Service Group; or (b) any person or two or more persons acting in concert other than Franklin Mutual Advisers LLC shall have acquired beneficial ownership (within the meaning of 13d-3 of the Securities and Exchange Commission under Securities Act of 1934), directly or indirectly, of voting interests of the Company (or other securities convertible into such voting interests) representing 20% or more of the combined voting power of all voting interest of the Company; or (c) any person or two or more persons acting in concert other than Franklin Mutual Advisers LLC shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of control over voting interests of the Company (or other securities convertible into such voting interests)

Page 5 of 12 Pages

representing 20% or more of the combined voting power of all voting interests of the Company; or (d)  WPC shall cease to own 100% of the equity interests in Wheeling-Pittsburgh Steel Corporation; or (e) the Company or any of its subsidiaries disposes of property in a single or series of dispositions (other than dispositions permitted under the Amended WPSC Facility or the ESSG Facility) valued in the aggregate in excess of 5% of the total book value of the assets of the Company and its subsidiaries; provided that the execution and delivery and consummation of the transaction contemplated by the Merger Agreement will not constitute a “Change of Control”).

The loans under the ESSG Facility bear interest at the three-month LIBOR rate plus 0.5% per annum payable quarterly and can be prepaid at any time and must be paid in the event of a change of control of the Company not involving Parent.  In the event of a Change of Control not involving Parent, the interest rate will retroactively increase by an additional 6.0% per annum from May 2, 2008 in addition to the interest rate thereon plus customary LIBOR breakage costs.

On a Change of Control not involving Parent, or earlier with the consent of the Company, Parent will have the right to purchase up to three million Shares (minus the number of Shares, if any, converted under the WPSC Facility) at a price of $12.50 per Share, instead of repayment of the corresponding amounts under the ESSG Facility.  Any amount of the loan converted into Shares is not subject to the interest payments otherwise payable on a Change of Control.

The interest rate on loans under the Amended WPSC Facility was reduced from LIBOR plus 1.00% to LIBOR plus 0.50%.  The loans are payable quarterly and can be prepaid at any time and must be paid in the event of a Change of Control of the Company not involving Parent.  In the event of a Change of Control not involving Parent, the interest rate shall retroactively increase by an additional 6.0% per annum from May 6, 2008 in addition to the interest rate thereon plus customary LIBOR breakage costs.

On a Change of Control not involving Parent, or earlier with the consent of the Company, Parent will have the right to purchase up to three million Shares (minus the number of Shares, if any, converted under the ESSG Facility) at a price of $12.50 per Share, instead of repayment of the corresponding amount of the loan.  Any amount of the loan converted into Shares is not subject to the interest payments otherwise payable on a Change of Control.

Parent intends to cause the delisting of the Shares by Nasdaq as soon as possible after consummation of the Offer.  Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination are met.  Such termination will substantially reduce the information required to be furnished by the Company to holders of shares and to the Securities and Exchange Commission under the Exchange Act.

References to and descriptions of the MOA, the Merger Agreement, the ESSG Facility and the Amended WPSC Facility as set forth in this Item 4 are qualified in their entirety by reference to the MOA, the Merger Agreement, the ESSG Facility and the Amended WPSC Facility, which are attached as exhibits to this Statement and incorporated by reference in this Item 4.

Page 6 of 12 Pages

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

Parent may be deemed to be the beneficial owner of up to 3,000,000 Shares issuable upon exercise by Parent of the conversion rights granted in connection with the Amended WPSC Facility and the ESSG Facility.  Such conversion rights become exercisable upon a Change of Control which could occur within 60 days as a result of the commencement on May 30, 2008, by OAO Severstal of a tender offer for all of the outstanding Shares of the Company.

For purposes of Rule 13d-3 under the Exchange Act, as a result of entering into the ESSG Facility and the Amended WPSC, the Reporting Person may be deemed to possess sole power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, 3,000,000 Shares representing approximately 7.1% of the outstanding Shares.  The calculation of the

Page 7 of 12 Pages

foregoing percentage is based on 39,506,720 Shares as outstanding as of May 13, 2008  as disclosed by the Company in its annual report on Form 10-K for the period ended December 31, 2007, and filed with the Securities and Exchange Commission on May 20, 2008.

Except as disclosed in Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A to this Statement beneficially owns any Shares or has the right to acquire any Shares.  The filing of this Statement shall not be deemed an admission by the Reporting Person that they are, for purposes of Section 13(d) of the Exchange Act, beneficial owners of Shares owned by other parties.

(c) - (d)

Except as described herein, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A attached hereto, has acquired or disposed of any Shares during the past 60 days.  Furthermore, the Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 regarding the MOA, the Merger Agreement, the Amended WPSC Facility and the ESSG Facility are incorporated herein by reference.

The foregoing summary of the terms of the MOA, the Merger Agreement, the Amended WPSC Facility and the ESSG Facility are qualified in their entirety by reference to the full text of such agreements, copies of which are attached as Exhibits 1, 2, 3 and 4 to this Statement and are incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person or, to the best of the Reporting Person’s knowledge, among any of the persons named in Schedule A or between any such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 8 of 12 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.
1.
Memorandum of Agreement, dated as of April 30, between Essar Steel Holdings Limited and Esmark Incorporated (incorporated by reference to Exhibit 10.1 to Esmark Incorporated Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 22, 2008)

2.
Agreement and Plan of Merger among Essar Steel Holdings Limited, the entity designated therein as Purchaser and Esmark Incorporated (incorporated by reference to Exhibit 99.2 to Esmark Incorporated Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 22, 2008)

3.
Term Loan Agreement, dated as of May 2, 2008, among Esmark Incorporated, Esmark Steel Service Group, Inc., the other Loan Parties party thereto, the Lenders party thereto and Essar Steel Holdings Limited (incorporated by reference to Exhibit 10.1 to Esmark Incorporated Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2008)

4.
Amended and Restated Term Loan Agreement, dated as of May 5, 2008, among Wheeling-Pittsburgh Corporation, Wheeling-Pittsburgh Steel Company, Essar Steel Holdings Limited and any other lender from time to time party thereto (incorporated by reference to Exhibit 10.2 to Esmark Incorporated Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2008)

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 6, 2008	ESSAR STEEL HOLDINGS LIMITED

	By:	/s/ Madhu S. Vuppuluri
Name: Madhu S. Vuppuluri
Title: Authorized Signatory

Page 10 of 12 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

ESSAR STEEL HOLDINGS LIMITED

Name	Business Address	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship

Uday Kumar Gujadhur	10, Frere Felix de Valois Street, Port Louis, Mauritius	Director, Essar Steel Holdings Limited	Director, Essar Steel Holdings Limited 10, Frere Felix de Valois Street Port Louis, Mauritius	Mauritian

Yuvraj Kumar Juwaheer	10, Frere Felix de Valois Street, Port Louis, Mauritius	Director, Essar Steel Holdings Limited	Director, Essar Steel Holdings Limited 10, Frere Felix de Valois Street Port Louis, Mauritius	Mauritian

Jatinder Mehra	A-5, Sector-3, Noida 201301, UP	Chief Executive Officer, Essar Steel Holdings Limited	Director, Essar Steel Limited 11, K.K. Marg, Mahalaxmi Mumbai 400034 India	Indian

Robin Banerjee	11, K.K. Marg, Mahalaxmi, Mumbai 400034	Chief Financial Officer, Essar Steel Holdings Limited	Director, Essar Steel Limited Principal business – steel manufacturing Address - 11, K.K. Marg, Mahalaxmi, Mumbai 400034 India	Indian

Vikram Amin	11, K.K. Marg, Mahalaxmi, Mumbai 400034	Executive Director, Sales and Marketing, Essar Steel Holdings Limited	Director, Sales and Marketing, Essar Steel Limited 11, K.K. Marg, Mahalaxmi Mumbai 400034 India	Indian

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description
1.
Memorandum of Agreement, dated as of April 30, between Essar Steel Holdings Limited and Esmark Incorporated (incorporated by reference to Exhibit 10.1 to Esmark Incorporated Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 22, 2008)

2.
Agreement and Plan of Merger among Essar Steel Holdings Limited, the entity designated therein as Purchaser and Esmark Incorporated (incorporated by reference to Exhibit 99.2 to Esmark Incorporated Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 22, 2008)

3.
Term Loan Agreement, dated as of May 2, 2008, among Esmark Incorporated, Esmark Steel Service Group, Inc., the other Loan Parties party thereto, the Lenders party thereto and Essar Steel Holdings Limited (incorporated by reference to Exhibit 10.1 to Esmark Incorporated Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2008)

4.
Amended and Restated Term Loan Agreement, dated as of May 5, 2008, among Wheeling-Pittsburgh Corporation, Wheeling-Pittsburgh Steel Company, Essar Steel Holdings Limited and any other lender from time to time party thereto (incorporated by reference to Exhibit 10.2 to Esmark Incorporated Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2008)

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